Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, Peter V. Anania and Anania & Associates Investment Company, LLC (collectively, the “Filing Persons”), hereby agree to file jointly a Schedule 13D and any amendments thereto with respect to the shares of common stock, par value $0.01 per share, of Precision Optics Corporation, Inc., a Massachusetts corporation.

Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete, and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

/s/ Peter V. Anania
Peter V. Anania

ANANIA & ASSOCIATES INVESTMENT COMPANY, LLC

By: /s/ Peter V. Anania
Name: Peter V. Anania
Its: President